Exhibit 23.3

Consent of Author

Reference is made to the technical reports (the “Technical Reports”) entitled “Proposals to upgrade SouthPit, Deep Dive, Half Moon, Paperweight, and Hamburger Hill to a measured gold resource, Amended 43-101 Technical Report” (September 30th, 2003) and “Proposals to upgrade SouthPit, Deep Dive, Half Moon, Paperweight, and Hamburger Hill to a measured gold resource, 43-101 Technical Report” (August 2003), each of which the undersigned has prepared for Royal Standard Minerals Inc. (the “Company”).

In connection with the Company’s registration statement on Form S-8, and any amendments thereto, and any documents incorporated by reference therein, to be filed with the United States Securities and Exchange Commission (the “Registration Statement”), I, Donald G. Strachan, hereby consent to the incorporation by reference of information derived from the Technical Reports in the Registration Statement.

Date: June 16, 2012

By:     /s/ Donald G. Strachan
Name: Donald G. Strachan